                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended   December 31, 1997
                         ------------------------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------  -----------------

Commission file number       0-12640
                      -------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           ARBOR SHORELINE OFFICE PARK
                               19345 U.S. 19 NORTH
                              CLEARWATER, FL 33764

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



The following documents are attached hereto as exhibits:


                                                                                                            Page
                                                                                                            ----
Report of Independent Public Accountants                                                                       A

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                                                            1

Statement of Net Assets Available for Benefits as of
  December 31, 1996                                                                                            2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                                                         3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1996                                                                       4-5

Notes to Financial Statements                                                                               6-11

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1997                                                                 12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1997                                                                        13

Consent of Independent Public Accountants                                                                     14



In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Electro-Tec Corporation Employee
                                     Retirement Benefit Plan

Date: June 26, 1998

                                     By:  The Plan Administrative Committee
                                        -----------------------------------




                                     By: /s/ John F. Brocci
                                        -----------------------------------
                                     John F. Brocci
                                     Chairman
                                     Plan Administrative Committee

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants

To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for benefits of the ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP
Grand Rapids, Michigan,
  May 22, 1998.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                                                                       Page
                                                                                                                       ----
Statement of Net Assets Available for Benefits as of December 31, 1997                                                    1

Statement of Net Assets Available for Benefits as of December 31, 1996                                                    2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997                            3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996                          4-5

Notes to Financial Statements                                                                                          6-11

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997                          12

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1997                        13

















                                      -(i)-

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1997




                                                     CIGNA                                                            Warburg Pincus
                                    CIGNA          Actively                          Fidelity         Fidelity            Advisor
                                 Guaranteed         Managed          INVESCO        Growth and         Advisor           Emerging
                                 Short-Term      Fixed Income      Total Return        Income       Equity Growth        Growth
                                    Fund             Fund              Fund             Fund             Fund             Fund
                                 ----------      ------------      ------------      ----------      ------------      ----------
ASSETS
  Investments:
    Mutual funds                 $1,870,136      $    447,539      $    516,760      $1,588,302      $    180,835      $1,125,122
    Kaydon Corporation
      common stock                       --                --                --              --                --              --
                                 ----------      ------------      ------------      ----------      ------------      ----------
          Total investments       1,870,136           447,539           516,760       1,588,302           180,835       1,125,122

                                 ----------      ------------      ------------      ----------      ------------      ----------
Dividend receivable                      --                --                --              --                --              --
                                 ----------      ------------      ------------      ----------      ------------      ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $1,870,136      $    447,539      $    516,760      $1,588,302      $    180,835      $1,125,122
                                 ==========      ============      ============      ==========      ============      ==========





                                                 Fidelity
                                  CIGNA           Advisor
                              International       Growth        Fidelity       AIM
                                  Equity      Opportunities     Magellan      Value          Stock
                                   Fund            Fund           Fund         Fund          Fund            Total
                                 -------      -------------      -------      -------      ----------      ----------
ASSETS
  Investments:
    Mutual funds                 $32,323      $     311,473      $59,787      $20,590      $       --      $6,152,867
    Kaydon Corporation
      common stock                    --                 --           --           --       1,026,816       1,026,816
                                 -------      -------------      -------      -------      ----------      ----------
          Total investments       32,323            311,473       59,787       20,590       1,026,816       7,179,683

                                 -------      -------------      -------      -------      ----------      ----------
Dividend receivable                   --                 --           --           --           2,824           2,824
                                 -------      -------------      -------      -------      ----------      ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $32,323      $     311,473      $59,787      $20,590      $1,029,640      $7,182,507
                                 =======      =============      =======      =======      ==========      ==========







         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1996




                                                  CIGNA                                                   Twentieth
                                    CIGNA       Actively                      Fidelity       Fidelity       Century
                                 Guaranteed      Managed       INVESCO       Growth and       Advisor       Heritage
                                 Short-Term    Fixed Income  Total Return      Income      Equity Growth   Investors
                                    Fund           Fund          Fund           Fund           Fund          Fund
                                 ----------    ------------  -------------   -----------   -------------   ---------
ASSETS
  Investments:
    Mutual funds                 $2,054,863      $439,592      $376,521      $1,171,572      $95,896        $7,203
    Kaydon Corporation
      common stock                       --            --            --              --           --            --
                                 ----------      --------      --------      ----------      -------        ------
          Total investments       2,054,863       439,592       376,521       1,171,572       95,896         7,203

                                 ----------      --------      --------      ----------      -------        ------
Dividend receivable                      --            --            --              --           --            --
                                 ----------      --------      --------      ----------      -------        ------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $2,054,863      $439,592      $376,521      $1,171,572      $95,896        $7,203
                                 ==========      ========      ========      ==========      =======        ======



                               Warburg Pincus                     Fidelity
                                   Advisor         CIGNA           Advisor
                                  Emerging     International       Growth         Fidelity
                                   Growth          Equity       Opportunities    Magellan      Stock
                                    Fund            Fund            Fund            Fund        Fund           Total
                               -------------   -------------    -------------    ---------    ---------     ----------
ASSETS
  Investments:
    Mutual funds                 $1,126,094        $24,465         $96,137         $7,419      $     --      $5,399,762
    Kaydon Corporation
      common stock                       --             --              --             --       681,237         681,237
                                 ----------        -------         -------         ------      --------      ----------
          Total investments       1,126,094         24,465          96,137          7,419       681,237       6,080,999

                                 ----------        -------         -------         ------      --------      ----------
Dividend receivable                      --             --              --             --         2,017           2,017
                                 ----------        -------         -------         ------      --------      ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                   $1,126,094        $24,465         $96,137         $7,419      $683,254      $6,083,016
                                 ==========        =======         =======         ======      ========      ==========







         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                         CIGNA                                                   Twentieth
                                          CIGNA         Actively                    Fidelity      Fidelity        Century
                                        Guaranteed      Managed       INVESCO      Growth and       Advisor       Heritage
                                        Short-Term    Fixed Income  Total Return      Income     Equity Growth   Investors
                                           Fund           Fund          Fund           Fund           Fund          Fund
                                        -----------     ---------     ---------     -----------     ---------     ---------
Contributions:
  Employer                              $    54,630     $  14,373     $  12,980     $    45,524     $   8,399     $     368
  Participants                               73,677        19,721        18,640          69,494        12,661           479
                                        -----------     ---------     ---------     -----------     ---------     ---------
                                            128,307        34,094        31,620         115,018        21,060           847
                                        -----------     ---------     ---------     -----------     ---------     ---------
Investment earnings:
  Interest and dividends                         --            --            --              --            --            --
  Net appreciation (depreciation) in
    current value of investments             76,730        33,452        91,115         352,027        26,478          (213)
                                        -----------     ---------     ---------     -----------     ---------     ---------
                                             76,730        33,452        91,115         352,027        26,478          (213)
                                        -----------     ---------     ---------     -----------     ---------     ---------
                                            205,037        67,546       122,735         467,045        47,538           634

Benefit payments                           (310,070)      (14,758)      (42,112)        (59,243)       (1,983)           --
Administrative expenses                        (315)         (211)           --             (14)          (35)           --
Fund transfers                              (79,379)      (44,630)       64,811          14,377        42,114        (7,837)
Transfers to other plan                          --            --        (5,195)         (5,435)       (2,695)           --
                                        -----------     ---------     ---------     -----------     ---------     ---------

          Change in net assets
            available for benefits         (184,727)        7,947       140,239         416,730        84,939        (7,203)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                       2,054,863       439,592       376,521       1,171,572        95,896         7,203
                                        -----------     ---------     ---------     -----------     ---------     ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $ 1,870,136     $ 447,539     $ 516,760     $ 1,588,302     $ 180,835     $      --
                                        ===========     =========     =========     ===========     =========     =========





                                       Warburg Pincus                Fidelity
                                          Advisor        CIGNA        Advisor
                                         Emerging    International    Growth      Fidelity     AIM
                                          Growth         Equity    Opportunities  Magellan    Value         Stock
                                           Fund           Fund         Fund         Fund       Fund          Fund        Total
                                        -----------     --------     ---------     --------  ---------   -----------  -----------
Contributions:
  Employer                              $    39,992     $  3,330     $   8,709     $  4,963  $   1,955   $    28,487  $   223,710
  Participants                               56,797        4,461        14,950        8,519      2,462        42,434      324,295
                                        -----------     --------     ---------     --------  ---------   -----------  -----------
                                             96,789        7,791        23,659       13,482      4,417        70,921      548,005
                                        -----------     --------     ---------     --------  ---------   -----------  -----------
Investment earnings:
  Interest and dividends                         --           --            --           --         --         9,048        9,048
  Net appreciation (depreciation) in
    current value of investments            190,756         (972)       57,086        9,984      2,129       271,014    1,109,586
                                        -----------     --------     ---------     --------  ---------   -----------  -----------
                                            190,756         (972)       57,086        9,984      2,129       280,062    1,118,634
                                        -----------     --------     ---------     --------  ---------   -----------  -----------
                                            287,545        6,819        80,745       23,466      6,546       350,983    1,666,639

Benefit payments                            (66,362)      (9,254)         (649)        (476)      (284)      (20,528)    (525,719)
Administrative expenses                        (258)        (140)          (34)          (8)       (36)           (1)      (1,052)
Fund transfers                             (217,178)      10,433       137,969       29,386     14,364        35,570           --
Transfers to other plan                      (4,719)          --        (2,695)          --         --       (19,638)     (40,377)
                                        -----------     --------     ---------     --------  ---------   -----------  -----------

          Change in net assets
            available for benefits             (972)       7,858       215,336       52,368     20,590       346,386    1,099,491

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                       1,126,094       24,465        96,137        7,419         --       683,254    6,083,016
                                        -----------     --------     ---------     --------  ---------   -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $ 1,125,122     $ 32,323     $ 311,473     $ 59,787  $  20,590   $ 1,029,640  $ 7,182,507
                                        ===========     ========     =========     ========  =========   ===========  ===========







         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                          CIGNA                                                        Twentieth
                                          CIGNA         Actively                      Fidelity       Fidelity           Century
                                        Guaranteed       Managed       INVESCO       Growth and       Advisor           Heritage
                                        Short-Term     Fixed Income  Total Return     Income       Equity Growth       Investors
                                           Fund            Fund          Fund           Fund            Fund              Fund
                                       -----------     ------------  -------------   ---------     --------------      ----------
Contributions:
  Employer                             $    64,620       $  14,360     $  11,542     $    36,535       $  2,415         $     732
  Participants                              89,918          20,506        16,109          57,626          3,586               912
                                       -----------       ---------     ---------     -----------       --------         ---------
                                           154,538          34,866        27,651          94,161          6,001             1,644
                                       -----------       ---------     ---------     -----------       --------         ---------
Investment earnings:
  Interest and dividends                        --              --            --              --             --                --
  Net appreciation in current value
    of investments                          93,381           6,615        37,623         194,868          6,764               519
                                       -----------       ---------     ---------     -----------       --------         ---------
                                            93,381           6,615        37,623         194,868          6,764               519
                                       -----------       ---------     ---------     -----------       --------         ---------
                                           247,919          41,481        65,274         289,029         12,765             2,163

Benefit payments                          (352,563)       (184,535)      (15,144)        (78,979)          (216)             (210)
Administrative expenses                        (35)           (427)           --              --             --                --
Fund transfers                           2,159,542         583,073       326,391         961,522         83,347             5,250
                                       -----------       ---------     ---------     -----------       --------         ---------

          Change in net assets
            available for benefits       2,054,863         439,592       376,521       1,171,572         95,896             7,203

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                             --              --            --              --             --                --
                                       -----------       ---------     ---------     -----------       --------         ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $ 2,054,863       $ 439,592     $ 376,521     $ 1,171,572       $ 95,896         $   7,203
                                       ===========       =========     =========     ===========       ========         =========




                                      Warburg Pincus                        Fidelity
                                         Advisor           CIGNA             Advisor
                                        Emerging       International         Growth         Fidelity
                                         Growth            Equity         Opportunities     Magellan
                                          Fund              Fund              Fund            Fund
                                       -----------     -------------      -------------     --------
Contributions:
  Employer                             $    42,880        $  1,806           $  1,203         $1,122
  Participants                              67,389           2,410              1,898          1,552
                                       -----------        --------           --------         ------
                                           110,269           4,216              3,101          2,674
                                       -----------        --------           --------         ------
Investment earnings:
  Interest and dividends                        --              --                 --             --
  Net appreciation in current value
    of investments                          83,851             437             10,579            551
                                       -----------        --------           --------         ------
                                            83,851             437             10,579            551
                                       -----------        --------           --------         ------
                                           194,120           4,653             13,680          3,225

Benefit payments                           (56,840)           (166)            (4,658)            --
Administrative expenses                       (163)            (35)               (35)            --
Fund transfers                             988,977          20,013             87,150          4,194
                                       -----------        --------           --------         ------

          Change in net assets
            available for benefits       1,126,094          24,465             96,137          7,419

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                             --              --                 --             --
                                       -----------        --------           --------         ------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $ 1,126,094        $ 24,465           $ 96,137         $7,419
                                       ===========        ========           ========         ======







         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (Continued)





                                                                                               Intermediate
                                                       Small        High Income                  Government        Prime
                                        Stock      Capitalization      Equity          Bond      Obligations    Obligations
                                         Fund           Fund            Fund           Fund         Fund            Fund
                                       ---------     -----------     -----------     ---------     --------     -----------
Contributions:
  Employer                             $  25,296     $        --     $        --     $      --     $     --     $        --
  Participants                            37,757              --              --            --           --              --
                                       ---------     -----------     -----------     ---------     --------     -----------
                                          63,053              --              --            --           --              --
                                       ---------     -----------     -----------     ---------     --------     -----------
Investment earnings:
  Interest and dividends                   7,260              --              --            --           --           4,527
  Net appreciation in current value
    of investments                       243,939              --              --            --           --              --
                                       ---------     -----------     -----------     ---------     --------     -----------
                                         251,199              --              --            --           --           4,527
                                       ---------     -----------     -----------     ---------     --------     -----------
                                         314,252              --              --            --           --           4,527

Benefit payments                         (20,604)             --              --            --           --              --
Administrative expenses                      (35)             --              --            --           --              --
Fund transfers                           389,641      (1,041,571)     (1,076,527)     (447,998)     (28,611)     (1,001,357)
                                       ---------     -----------     -----------     ---------     --------     -----------

          Change in net assets
            available for benefits       683,254      (1,041,571)     (1,076,527)     (447,998)     (28,611)       (996,830)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                           --       1,041,571       1,076,527       447,998       28,611         996,830
                                       ---------     -----------     -----------     ---------     --------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $ 683,254     $        --     $        --     $      --     $     --     $        --
                                       =========     ===========     ===========     =========     ========     ===========





                                                       Income         Common
                                        Balanced     Advantage         Stock
                                          Fund          Fund            Fund           Total
                                       ---------     -----------     -----------     -----------
Contributions:
  Employer                             $      --     $        --     $        --     $   202,511
  Participants                                --              --              --         299,663
                                       ---------     -----------     -----------     -----------
                                              --              --              --         502,174
                                       ---------     -----------     -----------     -----------
Investment earnings:
  Interest and dividends                      --           5,716              --          17,503
  Net appreciation in current value
    of investments                            --              --              --         679,127
                                       ---------     -----------     -----------     -----------
                                              --           5,716              --         696,630
                                       ---------     -----------     -----------     -----------
                                              --           5,716              --       1,198,804

Benefit payments                              --              --              --        (713,915)
Administrative expenses                       --              --              --            (730)
Fund transfers                          (294,336)     (1,290,419)       (428,281)             --
                                       ---------     -----------     -----------     -----------

          Change in net assets
            available for benefits      (294,336)     (1,284,703)       (428,281)        484,159

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                      294,336       1,284,703         428,281       5,598,857
                                       ---------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $      --     $        --     $        --     $ 6,083,016
                                       =========     ===========     ===========     ===========







         The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS




(1)      SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

               The accompanying financial statements of the Electro-Tec
                  Corporation Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

               Effective January 1, 1996, the Company changed trustees from
                  First of America Investment Corporation to CG Trust Company (a CIGNA company). As a result, the Plan assets were transferred into funds with comparable investment options administered by Connecticut General Life Insurance Company (a CIGNA company).

               In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., Twentieth Century Investors, Inc. and AIM Advisors, Inc. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

               The investment funds offered by CIGNA through the CIGNA Separate
                  Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

               Conformity with generally accepted accounting principles
                  requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)




(2)      DESCRIPTION OF THE PLAN

               Electro-Tec Corporation (the "Company" or "Employer"), a
                  wholly-owned subsidiary of Kaydon Corporation ("Kaydon"), sponsors the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

               Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 500 hours of service during a six-month period (1,000 hours of service during a one-year period effective January 1, 1998 for individuals first hired after December 31, 1997) are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such period.

               Contributions - Participants may elect to make, through
                  payroll deductions, both tax-deferred contributions, which may not exceed 15% of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and employer matching and discretionary contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1997 or 1996.

               Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

               Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:


              The CIGNA Guaranteed Short-Term Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

              The CIGNA Actively Managed Fixed Income Fund invests in a
                 portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

              The INVESCO Total Return Fund invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

              The Fidelity Growth and Income Fund invests in equity securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities.

              The Fidelity Advisor Equity Growth Fund invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities.

              The Twentieth Century Heritage Investors Fund invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets. This fund was replaced by the AIM Value Fund, effective April 1, 1997.

              The Warburg Pincus Advisor Emerging Growth Fund invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



              The CIGNA International Equity Fund invests primarily in
                 non-U.S. stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents.

              The Fidelity Advisor Growth Opportunities Fund invests
                 primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

              The Fidelity Magellan Fund invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers.

              The AIM Value Fund invests primarily in common stocks,
                 convertible bonds and convertible preferred stocks of undervalued companies. This fund replaced the Twentieth Century Heritage Investors Fund, effective April 1, 1997.

              The Stock Fund invests solely in Kaydon Corporation Common
                 Stock.

              The CIGNA International Equity Fund and the Fidelity Magellan
                 Fund are no longer investment options as of January 1, 1998. Participant balances will transfer directly to the Templeton Foreign Fund and the Fidelity Advisor Equity Growth Fund, respectively, unless participants direct otherwise. In addition, the Lazard Small Cap Portfolio Fund will be an investment option as of January 1, 1998.

              Payment of benefits - Amounts credited to an individual
                 participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

              Administrative expenses - Although not required to do so, the
                 Employer paid certain administrative expenses of the Plan during 1997 and 1996. The remaining expenses were paid for out of Plan assets by CG Trust Company.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



              Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

              Plan termination - The Company has the right to terminate the
                 Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)      TRUST FUND

              A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)      RELATED PARTY TRANSACTIONS

              Plan investments include interests in mutual funds managed by
                 Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)      TAX STATUS

              The Internal Revenue Service issued a determination dated
                 October 12, 1995, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

(6)  INVESTMENTS

              The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December
                 31,:



                                                               1997          1996
                                                            ----------    ----------
                CIGNA Guaranteed Short-Term Fund            $1,870,136    $2,054,863
                CIGNA Actively Managed Fixed Income Fund       447,539       439,592
                INVESCO Total Return Fund                      516,760       376,521
                Fidelity Growth and Income Fund              1,588,302     1,171,572
                Warburg Pincus Advisor Emerging
                  Growth Fund                                1,125,122     1,126,094
                Stock Fund                                   1,026,816       681,237

                                                                      SCHEDULE I


                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                 EIN: 59-1226757

                                PLAN NUMBER: 001


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997




                                                                                                                Current
  Identity of Issuer                         Description of Investment                          Cost             Value
  ------------------                         -------------------------                       ----------        ----------
Mutual Funds:

  *Connecticut General Life                  CIGNA Guaranteed Short-
     Insurance Company                         Term Fund, 43,207 units                       $1,870,136        $1,870,136

  *Connecticut General Life                  CIGNA Actively Managed
     Insurance Company                         Fixed Income Fund,
                                               3,735 units                                      410,699           447,539

  *Connecticut General Life                  INVESCO Total Return Fund,
     Insurance Company                         15,582 units                                     397,848           516,760

  *Connecticut General Life                  Fidelity Growth and Income
     Insurance Company                         Fund, 34,528 units                             1,114,664         1,588,302

  *Connecticut General Life                  Fidelity Advisor Equity
     Insurance Company                         Growth Fund, 3,139 units                         150,204           180,835

  *Connecticut General Life                  Warburg Pincus Advisor
     Insurance Company                         Emerging Growth Fund,
                                               25,628 units                                     904,394         1,125,122

  *Connecticut General Life                  CIGNA International Equity
     Insurance Company                         Fund, 510 units                                   34,197            32,323

  *Connecticut General Life                  Fidelity Advisor Growth
     Insurance Company                         Opportunities Fund,
                                               5,242 units                                      244,815           311,473

  *Connecticut General Life                  Fidelity Magellan Fund,
     Insurance Company                         479 units                                         50,882            59,787

  *Connecticut General Life                  AIM Value Fund,
     Insurance Company                         551 units                                         18,531            20,590
                                                                                             ----------        ----------
                                                                                              5,196,370         6,152,867

Common Stock:

  *Kaydon Corporation                        Stock Fund, 31,460 shares                          550,319         1,026,816
                                                                                             ----------        ----------
                                                                                             $5,746,689        $7,179,683
                                                                                             ==========        ==========


                        * Represents a party-in-interest

                                                                     SCHEDULE II





                             ELECTRO-TEC CORPORATION


                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                 EIN: 59-1226757

                                PLAN NUMBER: 001


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                        Purchases                            Sales or Maturities
                                               -------------------------    ---------------------------------------------------
 Identity of Issuer and                          Number of     Purchase      Number of                      Cost of
Description of Investment                      Transactions      Price      Transactions      Proceeds        Asset    Net Gain
-------------------------                      ------------    ---------    ------------     ---------      --------   --------
*Connecticut General Life Insurance
  Company:

  CIGNA Guaranteed Short-Term Fund                  65         $346,664          21           $608,121      $608,121   $     -

  Fidelity Growth and Income Fund                   71          232,439          30            167,736       126,771    40,965

  Warburg Pincus Advisor Emerging
    Growth Fund                                     69          207,732          33            399,460       352,291    47,169





*Represents a party-in-interest

                  NOTE:  This schedule was prepared in accordance with the
                           regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.